Exhibit 99.4
ASML Announces the Henk Bodt ASML-TU/e Scholarship Fund
VELDHOVEN, the Netherlands, March 28, 2007 – ASML Holding NV (ASML) today announced a scholarship fund set up as a tribute to Henk Bodt, who retires after 12 years as Chairman of the ASML Supervisory Board. The scholarships, jointly financed by ASML and Eindhoven University of Technology (TU/e), fund up to 40 outstanding master’s degree students per year and include a three-year employment contract after graduation.
Ir. Henk Bodt, himself a graduate of the TU/e, has been closely involved with ASML since the pioneering years. In 1990, the company was in a start-up phase and faced many challenges, technical and financial. As a Philips Board Member, Mr Bodt took responsibility for these challenges, guiding the ambitious ASML and securing finance. After leading ASML into its successful public stock market floatation in 1995, Mr Bodt was appointed chairman of the Supervisory Board.
Eric Meurice, President and CEO of ASML said, “Offering such a bright future to technology students is a fitting tribute for a man who has had such an impact on ASML’s history and its future. I thank him on behalf of all ASML employees, shareholders, suppliers and customers.” He continued, “We are always looking for high-tech talent, and I believe we offer graduates the most challenging career opportunities in the industry. This scholarship demonstrates our commitment to technical education, and strengthens our close relationship with the TU/e.”
Amandus Lundqvist, President of TU/e, is also very enthusiastic about the Henk Bodt ASML-TU/e scholarship fund: “This fund fits perfectly into our so called Brain Gain initiative, which aims to recruit highly talented students from foreign countries for Master’s degrees. It helps us to meet the needs of the high-tech industry for high-grade engineers in Brainport Eindhoven.”
The Henk Bodt ASML-TU/e scholarship fund is a full-cost scholarship, covering tuition fees, living expenses and other costs. Throughout the two-year master’s program, ASML will cooperate on student projects and joint research. After graduation, scholarship students will be offered a three-year contract for a high-technology job at ASML. A selection committee with representatives from the TU/e and ASML will award up to 40 scholarships per year on the basis of applicants’ academic performance in their bachelor’s degrees and results of admission tests. The scholarship is for a number of engineering, scientific and mathematical Master of Science degree courses, including applied physics and software disciplines.
About ASML
     ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
About the TU/e
     Eindhoven University of Technology (TU/e) is one of Europe’s leading technological knowledge centers, specialized in engineering science and technology. With its high-level teaching and research, it is a world-renowned driving force in the technical sciences and technological innovations. For more information, visit www.tue.nl
About Henk Bodt
Henk Bodt is a former Executive Vice President of Royal Philips Electronics and has been Chairman of the ASML Supervisory Board since 1995. His leadership at Philips and ASML has had a great impact on the semiconductor industry, and on technology development and graduate employment within the Eindhoven region.
ASML Media Relations Contact
Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven, the Netherlands
ASML Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

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